UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(a)
                            (AMENDMENT NO.  1)


                      John B. Sanfilippo & Son, Inc.
                      ------------------------------
                             (Name of Issuer)


                  Common Stock, par value $.01 per share
                  --------------------------------------
                      (Title of Class of Securities)


                              800422 10 7
                              -----------
                             (CUSIP Number)

                         Jerry J. Burgdoerfer
          Jenner & Block LLP, One IBM Plaza, Chicago, IL 60611
                            312-923-2820
          ----------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)



                            April 5, 2004
                            -------------
        (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------------

CUSIP No.  800422 10 7

-----------------------------------------------------------------------
  1.  Names of Reporting Persons.
      I.R.S. Identification No. of above persons (entities only).

            Michael J. Valentine
-----------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group*
      (a) [X]
      (b) [ ]
-----------------------------------------------------------------------
  3.  SEC Use Only
-----------------------------------------------------------------------
  4.  Source of Funds*

            Not Applicable.
-----------------------------------------------------------------------
  5.  Check box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).  [ ]
-----------------------------------------------------------------------
  6.  Citizenship or Place of Organization

            United States
-----------------------------------------------------------------------

NUMBER OF      7.    Sole Voting Power  (Represents shares of Class A
                                        Common Stock, $.01 per share,
SHARES                   496,342        which is convertible into
                                        Common Stock, par value $.01
BENEFICIALLY                            per share, held as trustee of
                                        three trusts for the benefit of
OWNED BY                                Mr. Valentine and his two
                                        siblings.)
EACH           --------------------------------------------------------
               8.    Shared Voting Power
REPORTING
                               0
PERSON         --------------------------------------------------------
               9.    Sole Dispositive Power
WITH
                         496,342
               --------------------------------------------------------
               10.   Shared Dispositive Power

                               0
               --------------------------------------------------------


 11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            496,342
-----------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*  [ ]
-----------------------------------------------------------------------

 13.  Percent of Class Represented by Amount in Row (11)

            5.8% (14.6% of the combined voting power)
-----------------------------------------------------------------------
 14.  Type of Reporting Person*

            IN
-----------------------------------------------------------------------


                        Introductory Statement
                        ----------------------
This Amendment No. 1 is being filed by Mr. Valentine (i) to report the transactions described below at Item 5 and (ii) to report the formation of a group with Mr. Valentine's father, Mathias A.
Valentine, an executive officer and director of the Company.  Mr.
Valentine disclaims beneficial ownership of any securities of the Company beneficially owned by Mathias A. Valentine.

This Amendment No. 1 to the Schedule 13D of Michael J. Valentine ("Mr. Valentine") is the first electronic amendment to a paper format
Schedule 13D. Consequently, in accordance with Rule 13d-3(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 1 restates the entire text of the Schedule 13D but does not restate previously filed paper exhibits to Schedule 13D. The amendments to each Item of the original text, if any, are indicated below.

Item 1.  Security and Issuer.
-----------------------------
This Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of John B. Sanfilippo & Son, Inc., a Delaware corporation ("JBSS" or the "Company"), with its principal executive offices at 2299 Busse Road, Elk Grove Village, Illinois 60007. Michael J. Valentine beneficially owns (as trustee of certain trusts for the benefit of Mr. Valentine and his two siblings) 496,342 shares of Class A Common Stock, par value $.01 per share ("Class A Stock"), of the Company, each share of which is convertible into one share of Common Stock of the Company.

Amendment. The information set forth under Item 1 above remains accurate as of the date hereof except that, as a result of the transactions identified in Item 4 below, Mr. Valentine beneficially owns (as trustee of certain trusts for the benefit of Mr. Valentine and his two siblings) 496,342 shares of Class A Stock.

Item 2.  Identity and Background
--------------------------------
This Statement is being filed by Michael J. Valentine. Mr. Valentine is filing this Statement because, as more fully discussed in Item 4 below, he may be deemed to own more than five percent of JBSS as a result of a Recapitalization pursuant to a Restated Certificate of Incorporation filed by JBSS on December 10, 1991 with the Secretary of State of the State of Delaware ("Restated Certificate") whereby his shares of Class A and Class B Common Stock were converted into shares of Common Stock and Class A Stock, which is convertible to Common Stock at any time. The Restated Certificate is filed as Exhibit 1 to the original Schedule 13D and is incorporated herein by reference.

Mr. Valentine's principal occupation is that of Assistant Secretary of JBSS. He is a citizen of the United States, and his business address and the address where his principal occupation is carried on is c/o John B. Sanfilippo & Son, Inc., 2299 Busse Road, Elk Grove Village, Illinois 60007.

During the last five years, Mr. Valentine has neither: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Amendment. The information set forth under Item 2 above remains accurate as of the date hereof except as set forth below:

Mr. Valentine's principal occupation is that of Executive Vice
President Finance, Chief Financial Officer and Secretary, as well as a director, of the Company.

Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------
As discussed in Item 4 below, Mr. Valentine is filing this Statement because he may be deemed the beneficial owner of more than five percent of the outstanding shares of Common Stock of JBSS as a result of a Recapitalization pursuant to the Restated Certificate his shares of Class A and Class B Common Stock were converted into Common Stock and Class A Stock which is convertible to Common Stock at any time.

Amendment. The transactions reported on this Schedule 13D involve dispositions of Company securities. Consequently, Item 3 is not applicable.

Item 4. Purpose of Transaction.
-------------------------------
On December 10, 1991 JBSS filed the Restated Certificate. Pursuant to the Restated Certificate, JBSS was recapitalized so that each previously outstanding share of JBSS's Class A Common Stock and Class B Common Stock was split on a 407.61 for 1 basis and converted into either Common Stock or Class A Stock as follows: A) each share of Class A Common and Class B Common Stock held by stockholders listed on pages 2 and 3 of the Restated Certificate was automatically converted into one share of Class A Stock; and B) each share of Class B Common Stock owned by stockholders other than the stockholders listed on pages 2 and 3 was automatically converted into one share of Common Stock. Each record holder of Class A Stock is entitled at any time to convert any or all of the shares of such holder's Class A Stock into an equal number of shares of Common Stock.

Pursuant to the Restated Certificate dated December 10, 1991 and the recapitalization provided for therein, Mr. Valentine acquired 8,152 shares of Common Stock and 611,415 shares of Class A Stock, including 611,415 shares of Class A Stock held by Mr. Valentine as trustee of certain trusts, the beneficiaries of which are himself and his two siblings. The Trust Agreements are filed as Exhibits 2 through 4, inclusive hereto and are incorporated herein by reference. Because these shares of Class A Stock may be converted into Common Stock at any time, Mr. Valentine is deemed to be the beneficial owner of 619,567 shares of Common Stock.

The 8,152 shares of Common Stock and 611,415 shares of Class A Stock acquired by Mr. Valentine pursuant to the Restated Certificate and the Recapitalization effected therein, were acquired for investment purposes and not with any view to the resale or distribution thereof.

In October 1991, JBSS adopted the 1991 Stock Option Plan (the "Stock Option Plan"), effective December 10, 1991. The Stock Option Plan is filed as Exhibit 5 to the original Schedule 13D and is incorporated herein by reference. The Stock Option Plan will be administered by a Stock Option Plan Committee composed of Jasper Sanfilippo and Mathias Valentine, who will not be participants in the Stock Option Plan. Options may be granted to any key employee of JBSS or any member of JBSS's Board of Directors who is not a member of the Stock Option Plan Committee. The aggregate maximum number of shares of Common Stock available for awards under the Stock Option Plan will be 350,000 shares, subject to adjustments reflecting changes in JBSS's capitalization.

Except as described in this Statement and as contemplated by the Stock Option Plan, the respective Trust Agreements and as may result from or in connection with the Restated Certificate, Mr. Valentine has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of JBSS, or the disposition of securities of JBSS;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving JBSS or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of JBSS or any of its subsidiaries;

(d) Any change in the present board of directors or management of JBSS, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of JBSS;

(f) Any other material change in JBSS's business or corporate structure;

(g) Changes in JBSS's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of JBSS by any person;

(h) Causing a class of securities of JBSS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of JBSS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

The possible activities of Mr. Valentine are subject to change at any time, and there an be no assurance that Mr. Valentine will actually convert his Class A Stock of JBSS to Common Stock of JBSS pursuant to the Restated Certificate or otherwise take or refrain from taking any other actions. Mr. Valentine reserves the right to, among other things, purchase or dispose of shares of Class A Stock or Common Stock and/or other securities of JBSS.

The summaries contained herein of the Restated Certificate, the respective Trust Agreement and the Stock Option Plan are qualified in their entirety by the provisions of such documents (filed as exhibits to the originally-filed Schedule 13D).

Amendment. The information set forth under Item 4 above remains accurate as of the date hereof except as set forth below.

This Amendment No. 1 is being filed to report the sale of shares of Common Stock by Mr. Valentine in connection with a public offering of Common Stock of the Company pursuant to a Registration Statement on Form S-3 filed by the Company on January 27, 2004, as amended. The public offering (the "Offering") covered 1,000,000 shares offered by the Company, 1,000,000 shares sold by certain selling stockholders (including Mr. Valentine as trustee of certain trusts) and 300,000 shares of Common Stock sold (150,000 shares by the Company and 150,000 shares by certain selling stockholders) pursuant to an over-allotment option granted to the Company's underwriters. As trustee of certain trusts, the beneficiaries of which are Mr. Valentine and his two siblings, Mr. Valentine sold 150,000 shares of Common Stock in the Offering. Immediately prior to the Offering, these shares were converted into Common Stock from Class A Stock held by the trusts.
Mr. Valentine also sold in the Offering 8,152 shares of Common Stock held directly and 3,000 shares of Common Stock held by a partnership, the partners of which are Mr. Valentine and his siblings.

In addition, this Amendment No. 1 is being filed to report the formation of a group for purposes of the Exchange Act, The members of the group are Mr. Valentine and his father, Mathias A. Valentine, an executive officer and director of the Company. The members of the group intend to act together in the voting of their shares with respect to the election of directors.

Item 5. Interest in Securities of the Issuer.
---------------------------------------------
(a) As a result of the filing of the Restated Certificate and the recapitalization, Mr. Valentine is the beneficial owner (as the term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) of an aggregate of 619,567 shares of Common Stock which constitutes approximately 18.3% of the outstanding shares of JBSS based on the number of such shares outstanding as of December 10, 1991, including 611,415 shares of Class A Stock which may be converted to Common Stock at any time as described below, and held by Mr. Valentine as trustee of certain trusts, the beneficiaries of which are himself and his two siblings.

(b) Mr. Valentine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 8,152 shares of Common Stock and 611,415 shares of Class A Stock or, if converted, Common Stock over which he is deemed to possess beneficial ownership.

(c)  Except for the shares acquired pursuant to the Restated
     Certificate and recapitilization provided for therein, no transactions involving Class A Stock or Common Stock of JBSS were effected by Mr. Valentine during the past sixty days.

(d) Pursuant to the certain trusts referred to in Item 4, of which Mr. Valentine is trustee, the beneficiaries of the respective trusts may receive dividends from, or the proceeds from the sale of, that portion of the securities referenced herein which are property of the respective trusts.

Amendment. The information set forth under Item 5 above remains accurate as of the date hereof, except as set forth below.

(a) Giving effect to the transactions described in Item 4 above, Mr. Valentine is currently the beneficial owner of 496,342 shares of Class A Stock of the Company, which represents 19.1% of the issued and outstanding Class A Stock or 5.8% of the issued and outstanding Common Stock assuming the conversion of all such shares of Class A Stock into an equal number of shares of Common Stock.

     In addition, Mr. Valentine has formed a group with his father, Mathias A. Valentine. The total beneficial ownership of the group consists of 828,930 shares of Class A Stock of the Company, which represents 31.9% of the issued and outstanding Class A
     Stock, and 9.3% of the issued and outstanding Common Stock assuming the conversion of all such shares of Class A Stock into an equal number of shares of Common Stock.

(b) Mr. Valentine has sole power to vote or direct the vote and dispose of or to direct the disposition of all 496,342 shares of Class A Stock or, if converted, Common Stock, over which he is deemed to possess beneficial ownership.

The holders of Common Stock are entitled to elect one-fourth of the members of the Company's board of directors, rounded up to the nearest whole number. The holders of Class A Stock are entitled to elect the remaining directors. With respect to all matters other than the election of directors or any matters for which class voting is required by law, the holders of Common Stock and the holders of Class A Stock vote together as a single class, with the holders of Common Stock entitled to one vote per share of Common Stock and the holders of Class A Stock entitled to ten votes per share of Class A Stock.

Based on the relative voting rights of the Class A Stock and Common Stock, Mr. Valentine directly or indirectly controls 14.6% of the total outstanding voting power of the common equity of the Company. In addition, the group identified in Item 4 above directly controls 24.3% of the total outstanding voting power of the common equity of the Company. These percentages assume that the applicable shares of Class A Stock are not converted into Common Stock, and are calculated using ten votes per share of Class A Stock.

(c) Mr. Valentine has effected the following transactions in the common equity of the Company in the past 60 days:

       * Sold an aggregate of 161,152 shares of Common Stock in connection with the Offering on March 29, 2004. Of these shares, 150,000 were sold on behalf of certain trusts, the beneficiaries of which are Mr. Valentine and his siblings and were converted into Common Stock from Class A Stock immediately prior to the Offering and. Mr. Valentine also sold 8,152 shares of Common Stock owned directly and 3,000 of Common Stock held by a partnership, the partners of which are Mr. Valentine and his siblings. All shares sold in the Offering were sold for $35.75 per share before underwriters' commissions and selling expenses.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
---------------------------------------------------------------------
Pursuant to the Restated Certificate, among other things:

     (i) So long as there is Class A Stock outstanding, holders of Common Stock and Class A Stock will vote together as one class with respect to all matters to be voted on by JBSS's stockholders, except (a) as required by law; (b) in connection with the election of any directors or class of directors elected by any series or class of preferred stock; or (c) the holders of Common Stock and any class or series of preferred stock granted the right to so vote, voting together as a separate class and excluding the holders of Class A Stock, are entitled to elect a number of directors equal to one-fourth (1/4) of the total number of directors constituting the entire Board of Directors while the holders of Class A Stock are entitled to elect the rest of the directors;

     (ii) Each record holder of Class A Stock is entitled at any time to convert any or all of the shares of such Class A Stock into an equal number of shares of Common Stock;

     (iii) Upon the sale, assignment, pledge or other transfer of any shares or any interest in shares of Class A Stock, other than a "Permitted Transfer" as described in Part 4(b) of Subdivision II of the Restated Certificate, all such transferred shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock;

     (iv) All outstanding shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock upon the date on which the number of outstanding shares of Class A Stock constitutes less than 12.5% of the total number of outstanding shares of Common Equity.

Pursuant to an Agreement Not to Sell dated December 10, 1991 between Mr. Valentine, Donaldson, Lufkin & Jenrette Securities Corporation and William Blair & Company, as Representatives of the Several Underwriters, Mr. Valentine agreed not to buy, sell, or otherwise transfer any shares of JBSS beneficially owned by him for a period of 180 days from the date of issuance of the Common Stock pursuant to the initial public offering. The Agreement Not to Sell is filed as
Exhibit 6 to the original Schedule 13D and incorporated herein by reference.

Pursuant to the respective Trust Agreements referenced in Item 4 and incorporated by reference herein, the respective beneficiaries have a right to receive the shares of JBSS held in trust under certain circumstances as provided in the respective Trust Agreements. Currently, the percentage of shares of JBSS held in trust for the respective beneficiaries do not exceed five percent of the total number of outstanding shares of Common Stock. The following table more specifically describes each trust by identifying the name of the trust, the grantor and the beneficiary of the trust (which, with respect to a particular trust, are the same person), and the number of shares of Class A Stock held by each trust.

          Trust               Grantor and Beneficiary   Number of Shares
          ------              -----------------------   ----------------
Trust for Michael J.
Valentine under the
Valentine Trust, dated March
26, 1991                       Michael J. Valentine        165,447

Trust for James A. Valentine
under the Valentine Trust,
dated March 26, 1991           James A. Valentine          165,447

Trust for Mary Jo Carroll
under the Valentine Trust,
dated March 26, 1991           Mary Jo Carroll             165,448


The foregoing brief summary of the Restated Certificate, the respective Trust Agreements and the Agreement Not to Sell does not purport to be complete and it is qualified in its entirety by the terms and conditions set forth in the Restated Certificate, the respective Trust Agreements and the Agreement Not to Sell, which are filed as Exhibits 1, 2 through 4, inclusive and 6 respectively of the original Schedule 13D and incorporated herein by reference.

Amendment. The information set forth under Item 6 above remains accurate as of the date hereof, except as set forth below.

Delete the paragraph beginning "Pursuant to the Agreement Not to Sell..." in its entirety. Add the following paragraph as the penultimate paragraph under Item 6:

	In connection with the Offering, each of the selling stockholders, including Mr. Valentine individually and as trustee of the trusts identified in Item 6 above, signed a Lock-Up Agreement which restricts transactions in the securities of the Company for a period of 90 days after the date of the final prospectus covering the Offering. The Lock-Up Agreements expire on June 22, 2004. In addition, each holder of Class A Stock signed a Request for Waiver and Restriction on Transfer Agreement, dated January 22, 2004, by which the holder waived its right to voluntarily convert any shares of Class A Stock into Common Stock, and agreed to certain other restrictions on transfer, until the Restated Certificate of Incorporation of the Company has been amended to increase the number of shares of Common Stock authorized for issuance to a number sufficient to allow for the conversion of all outstanding shares of Class A Stock into Common Stock. In turn, the Company has agreed to seek such an increase at its next annual meeting of stockholders.

Item 7. Material to be Filed as Exhibits
----------------------------------------

                         EXHIBIT INDEX
                         -------------

    Exhibit No.    Description
    -----------    ------------
    Exhibit 1      Lock-Up Agreement of Michael J. Valentine, dated
                   March 10, 2004*

    Exhibit 2 Lock-Up Agreement of Michael J. Valentine, dated March 10, 2004, as Trustee of the Trust for Michael
                   J. Valentine under the Valentine Trust, dated
                   March 26, 1991*

    Exhibit 3 Lock-Up Agreement of Michael J. Valentine, dated March 10, 2004, as Trustee of the Trust for James A. Valentine under the Valentine Trust, dated
                   March 26, 1991*

    Exhibit 4      Lock-Up Agreement of Michael J. Valentine, dated
                   March 10, 2004, as Trustee of the Trust for Mary Jo Carroll under the Valentine Trust, dated March 26, 1991*

    Exhibit 5      Request for Waiver and Restriction on Transfer**

*  Filed herewith.

** Previously filed as Exhibit No. 10.36 to the Company's Registration
   Statement on Form S-3 (Registration No. 333-112221) on March 10, 2004.

                                SIGNATURE
                                ---------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: June 21, 2004
                                         MICHAEL J. VALENTINE


                                         By:  /s/  Michael J. Valentine
                                             --------------------------
                                             Michael J. Valentine